

November 29, 2011

<u>Via E-mail</u>
Terry Smith
President and Chief Executive Officer
Federal Home Loan Bank of Dallas
8500 Freeport Parkway South, Suite 600
Irving, Texas 75063-2547

Re: Federal Home Loan Bank of Dallas
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 0-51405

Dear Mr. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel